The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, CT 06880
(203) 222-7315

November 2, 2006

By Fax: 202-772-9368

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Tracie Towner
100 F Street NE
Washington, D.C. 20549

RE:	THE AMERICAN ENERGY GROUP, LTD.—FILE NO. 333-136312
AMENDMENT NUMBER 1 TO FORM SB-2 REGISTRATION STATEMENT

Dear Ms. Towner:

On behalf of The American Energy Group, Ltd. (the “Company”), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Standard Time on Monday, November 6, 2006, or as soon thereafter as practicable.

The Company acknowledges the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

Very truly yours,

/s/ R. Pierce Onthank
R. Pierce Onthank
President and Chief Executive Officer